SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______________ TO _______________

Commission file number001-15014

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN
(Full title of the Plan)

One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
(Address of the Plan) (Zip Code)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUN LIFE FINANCIAL INC.
(Name of the Issuer)

150 King Street, West, Suite 1400
Toronto, Ontario Canada M5H 1J9
(Address of the Issuer's Principal Executive Office) (Zip Code)

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Items 1-3. The audited statement of financial condition and the audited statement of income and changes in plan equity are omitted pursuant to Item 4 of Form 11-K.

Item 4. Financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA:

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

INDEX TO FORM 11-K

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-11

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	12

SIGNATURES	13

INDEX TO EXHIBITS	14

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Sun Life Assurance Company of Canada (U.S.)
United States Employees' Sun Advantage Savings
and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Sun Life Assurance Company of Canada (U.S.) United States Employees' Sun Advantage Savings and Investment Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2006 the Plan changed its method of accounting for fully benefit responsive contracts to conform to Financial Accounting Standards Board Staff Position, FSP AAG INV-I and SOP 94-1-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans and, retrospectively, adjusted the 2005 financial statements for the change.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Boston, Massachusetts

June 29, 2007

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Participant-directed investments, at fair value:
Mutual funds	$ 154,163,242	$ 120,700,166
Vanguard Retirement Savings Trust III	50,803,693	51,156,328
Sun Life Financial Inc. Stock Fund	6,788,663	5,941,287
Participant loans	3,033,937	2,931,184
Cash	297,379	283,264

Total investments	215,086,914	181,012,229

Contributions receivable	249,824	292,900

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	215,336,738	181,305,129

Adjustment from fair value to contract value for stable value fund	488,866	674,630

NET ASSETS AVAILABLE FOR BENEFITS	$ 215,825,604	$ 181,979,759

See notes to financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

ADDITIONS:
Investment activity:
Net appreciation in fair value of investments	$ 9,001,959	$ 3,111,390
Interest	2,405,007	2,007,814
Dividends	7,345,079	4,686,884

Total investment activity	18,752,045	9,806,088

Contributions:
Employer	16,636,625	4,801,336
Participants	16,313,621	13,660,181
Participant rollovers	2,245,345	833,795

Total contributions	35,195,591	19,295,312

Total additions	53,947,636	29,101,400

DEDUCTIONS:
Benefits paid to participants	19,952,855	14,042,715
Purchase of annuity contract	148,936	0

Total deductions	20,101,791	14,042,715

NET INCREASE	33,845,845	15,058,685

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	181,979,759	166,921,074

End of year	$ 215,825,604	$ 181,979,759

See notes to financial statements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF THE PLAN

The following brief description of the Sun Life Assurance Company of Canada (U.S.) United States Employees' Sun Advantage Savings and Investment Plan (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan document for more complete description of the Plan's provisions.

General - The Plan was originally established on April 1, 1986 by Sun Life Assurance Company of Canada (the "Corporation") for the benefit of its U.S. employees and the U.S. employees of its subsidiaries that elected to become participating employers under the Plan.  The purpose of the Plan is to permit eligible employees of the Corporation and participating employers to defer and receive employer-matching contributions in order to provide funds for employees in the event of death, disability, unemployment and retirement.  Any employee, 21 years or older, is eligible to become a participant in the Plan as soon as administratively feasible after his or her first day of employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective January 1, 2002, the Corporation transferred sponsorship of the United States Employees' Sun Advantage Savings and Investment Plan to its then wholly-owned subsidiary Sun Life Assurance Company of Canada (U.S.) (the "Company" or "Plan Sponsor").

On January 1, 2006 the Plan was amended and restated to establish a Retirement Investment Account (“RIA”) for the participants of the Plan, including certain participants of the United States Employees' Retirement Income Plan ("Defined Benefit Plan") whose benefits under the Defined Benefit Plan were frozen as of December 31, 2005.  The participants of the Plan will now have future additional employer contributions made to the Plan as discussed below.

Contributions - Once an employee becomes eligible to participate in the Plan, he or she may elect to become a participant by entering into a salary reduction agreement.  The agreement provides that the participant agrees to accept a reduction in compensation in an amount equal to 1% to 60% of his or her compensation.  During 2002, the Plan adopted Age 50 Catch Up Contributions as a result of the Economic Growth and Tax Relief Reconciliation Act of 2001.  Contributions are subject to certain Internal Revenue Code ("IRC") limitations. Participants also may contribute amounts representing distributions from other qualified defined benefit or defined contribution plan.

Participating employers contribute an amount equal to 50% of the first six percent of compensation that a participant contributes to the 401(k) Plan.

The Company also contributes to the RIA a percentage of participant’s eligible compensation as determined per the following chart based on the sum of the participant’s age and service on January 1 of the applicable plan year–

Age Plus Service	Company Contribution
Less than 40	3%
At least 40 but less than 55	5%
At least 55	7%

For RIA participants who are at least age 40 on January 1, 2006 and whose age plus service on January 1, 2006 equals or exceeds 45, the Company also contributes to the RIA from January 1, 2006 through December 31, 2015, a percentage of the participant’s eligible compensation as determined per the following chart based on the participant’s age and service on January 1, 2006 –

	Service
Age	Less than 5 years	5 or more years
At least 40 but less than 43	3.0%	5.0%
At least 43 but less than 45	3.5%	5.5%
At least 45	4.5%	6.5%

For RIA participants who did not become participants in the Defined Benefit Plan before January 1, 2006, the company made a one-time RIA contribution in January 2006 based on the applicable percentage from the first chart above as of January 1, 2006 and their eligible compensation paid during the period beginning on their hire date and ending on December 31, 2005.

Participant Accounts - Individual accounts are maintained for each Plan participant.  Each participant's account is credited with the participant's contribution, the participating employer's matching contribution, and allocations of Plan earnings, and charged with an allocation of Plan losses and investment related expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan.  Participant selections of one or more of the investment options must be in multiples of 1%. Participating employer matching contributions are invested in accordance with participant investment allocations.  The Plan currently offers several mutual funds, the Sun Life Financial Inc. Stock Fund (a party-in-interest), and a stable value fund as investment options for participants.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the participating employer's contribution portion of their accounts is based on years of continuous service.  A participant vests at the rate of 20 percent per year of credited service and is 100 percent vested after five years of credited service. A participant is fully vested in his or her share of the participating employer contributions upon retirement at normal retirement age or older, disability, or death, regardless of the length of service.

Participant Loans - A participant may borrow up to 50% of his or her vested account balance with a minimum loan balance of $1,000 and a maximum loan balance of $50,000.  Repayment is effected through payroll deductions over a period of one to five years for non-mortgage loans and over a period of one to 15 years for mortgage loans.  Loan repayments are credited against investments, as allocated in the participant's account.  The loans are secured by the balance in the participant's account and bear interest at local prevailing rates at the time funds are borrowed. At December 31, 2006 interest rates range from 4% to 9.5%.  Maturity dates are through August 15, 2021.

Payment of Benefits - The Plan provides for normal retirement benefits to be paid to participants who have reached the age of 65.  If the participant's service with the participating employer terminates, other than by reason of retirement, the participant may elect to receive his or her distribution following his or her termination of employment.  Distributions will be made in installments or in a lump sum, except if the participant's account balance is $5,000 or less, in which case payment will only be made in a lump sum.

Forfeitures - In the event that a participant terminates service prior to completing five years with the participating employer, the nonvested portion of his or her account will be forfeited.  At December 31, 2006 and 2005 forfeited nonvested accounts totaled $1,069,269 and $1,591,380, respectively.  These accounts will be used to reduce future participating employer matching contributions.  Employer contributions were reduced by $3,279,046 and $0 from forfeited nonvested accounts for the years ended December 31, 2006 and 2005, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment instruments, including mutual funds, collective trusts, and stocks.  Investment securities in general, are exposed to various risks, such as interest rate, credit, and market risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.  Common stock is valued at quoted market prices.  Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trusts with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.  Participant loans are stated at the outstanding loan balances.

The Vanguard Retirement Savings Trust III is a stable value fund.  The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Adoption of New Accounting Guidance - The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).  As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value with an adjustment shown separately to adjust fully benefit-responsive contracts from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis and were not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2006 or 2005.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan Sponsor.

Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of IRC limits.

3.	PLAN ADMINISTRATOR AND TRUSTEE

The U.S. Benefit Plans Committee (the "Committee") is the named Plan Administrator of the Plan.  At December 31, 2006, the Committee consisted of six members:  Janet V. Whitehouse, Keith Gubbay, Robert J. De Clercq, John T. Donnelly, Teresa A. Vellante Ham and Michael E. Shunney.  State Street Bank and Trust Company is the named Trustee of the Sun Life Assurance Company of Canada (U.S.) United States Employees' Sun Advantage Savings and Investment Trust.

4.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter dated October 29, 2002, in which the Internal Revenue Service stated that the Plan and related trust as then designed were in compliance with the applicable regulations of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

6.	INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31 were as follows:

	2006	2005
Mutual funds:
MFS Growth Opportunities Fund	$ 12,355,104	$ 14,395,652
MFS Total Return Fund	16,401,768	16,475,123
Fidelity Blue Chip Growth Fund	18,693,228	20,062,455
JP Morgan Capital Growth Fund	13,688,431	13,482,996
Vanguard 500 Index Fund Admiral Shares	22,418,109	11,024,019
Fidelity Advisor Diversified International Fund	11,982,673
Collective trust:
Vanguard Retirement Savings Trust III	50,803,693	51,156,328

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated in value by $9,001,959 and $3,111,390, respectively, as follows:

Fund Name	Investment Type	2006	2005

Vanguard Retirement Savings Trust III	Stable Value	$ 25,953	$ 3,487
Vanguard Total Bond Market Index Admiral Shares	Fixed Income	9,076	(44,676)
MFS Government Securities Fund	Fixed Income	(42,086)	(96,649)
MFS High Income Fund	Fixed Income	139,351	(293,476)
MFS Total Return Fund	Balanced	843,580	(645,632)
T. Rowe Price Equity Income Fund	Equity	712,711	(95,367)
Vanguard 500 Index Fund Admiral Shares	Equity	2,331,919	352,406
Selected American Shares, Inc.	Equity	437,806	99,830
Massachusetts Investors Trust	Equity	0	385,544
Fidelity Blue Chip Growth Fund	Equity	494,743	681,980
MFS Growth Opportunities Fund	Equity	748,589	99,912
T. Rowe Price Mid-Cap Value Fund	Equity	418,123	57,035
JP Morgan Capital Growth Fund	Equity	312,735	190,387
Fidelity Low-Priced Stock Fund	Equity	487,847	84,002
Fidelity Small Cap Stock Fund	Equity	45,393	34,703
Fidelity Advisor Diversified International Fund	International Equity	472,408	332,807
T. Rowe Price International Stock Fund	International Equity	1,225,586	1,058,505
Sun Life Financial Inc. Stock Fund	Common Stock	338,225	906,592
Total		$ 9,001,959	$ 3,111,390

7.	EXEMPT PARTY-IN-INTEREST

An affiliate of the Plan Sponsor manages several mutual fund investment options within the Plan.  These investments include MFS Growth Opportunities Fund, MFS High Income Fund, MFS Government Securities Fund and MFS Total Return Fund, each of which is an investment company registered under the Investment Company Act of 1940. Investment advisory fees are paid from the funds to the affiliate.

At December 31, 2006 and 2005, the Plan held 160,299 and 148,051 shares, respectively, of common stock of Sun Life Financial Inc., an affiliate of the Plan Sponsor, with cost bases of $5,163,273 and $4,322,297, respectively.  During the years ended December 31, 2006 and 2005, the Plan recorded dividend income from such securities of $117,616 and $78,478, respectively.  These transactions qualified as permitted party-in-interest transactions.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of total investments per the financial statements to the Form 5500 as of December 31, 2006 and 2005.

	2006	2005

Investments, at fair value, per the financial statements	$ 215,086,914	$ 181,012,229
Adjustment from fair value to contract value for stable
value fund	488,866	674,630
Total investments per Form 5500	$ 215,575,780	$ 181,686,859

9.	SUBSEQUENT EVENT

On May 31, 2007 Sun Life Financial Inc. announced the completion of its acquisition of Genworth Financial, Inc.’s (“Genworth”) U.S. Employee Benefits Group. Sun Life Financial Inc.’s U.S. group business, combined with Genworth’s Employee Benefits Group, became Sun Life Financial Employee Benefits Group, offering customers group life, disability, dental and stop-loss insurance. The employees of Genworth’s U.S. Employee Benefits Group became employees of the Plan Sponsor and participants in the Plan with credit for their prior service in the Genworth retirement plan.

* * * * * *

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006
(a)	(b) Identity of Issue,	(c) Description of Investment,	(d) Cost**	(e) Current
	Borrower, Lessor	Including Collateral, Rate		Value
	or Similar Party	of Interest, Maturity Date,
		Par or Maturity Value
	Vanguard	Retirement Savings Trust III -
		51,292,559 shares		$ 50,803,693

		Mutual funds:
*	Massachusetts Financial Services	MFS Growth Opportunities Fund -
		1,307,418.421 shares		12,355,104
		MFS High Income Fund -
		1,398,115.385 shares		5,452,635
		MFS Government Securities Fund -
		407,592.693 shares		3,843,599
		MFS Total Return Fund -
		1,013,706.314 shares		16,401,768
	Fidelity Investments	Fidelity Blue Chip Growth Fund -
		421,873.791 shares		18,693,228
		Fidelity Low-Priced Stock Fund -
		174,556.120 shares		7,600,173
		Fidelity Small Cap Value Fund -
		288,445.622 shares		5,483,351
		Fidelity Advisor Diversified International -
		518,505.961 shares		11,982,673
	Vanguard	Vanguard 500 Index Fund Admiral Shares -
		171,667.739 shares		22,418,109
		Vanguard Total Market Bond Index Fund Admiral Shares -
		667,287.645 shares		6,666,203
	JP Morgan	JP Morgan Capital Growth Fund -
		341,783.552 shares		13,688,431
	T. Rowe Price	International Stock Fund -
		625,069.383 shares		10,519,918
		Equity Income Fund -
		230,203.938 shares		6,802,527
		Mid-Cap Value Fund -
		327,875.898 shares		8,334,603
	Selected American Shares	Selected American Shares -
		85,126.361 shares		3,920,920
		Total mutual funds		154,163,242
*	Sun Life Financial	Sun Life Financial Inc. Stock Fund -
		160,299 shares		6,788,663
*	Plan participants	Loans to participants, secured by underlying
		participant account balances, interest rates
		from 4.00% to 9.50%, maturity dates through 2021		3,033,937
		Cash - State Street Research Short Term Investment Fund - 297,379 shares		297,379
		Total investments at fair value		215,086,914
		Adjustment from fair value to contract value for stable value fund		488,866
		TOTAL INVESTMENTS PER FORM 5500		$ 215,575,780
* Party-in-interest. ** Cost is not required for participant directed investments and therefore has not been included.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN
(Name of Plan)

By: /s/ Janet V. Whitehouse
Janet V. Whitehouse
Chairperson, U.S. Benefit Plans Committee

Dated: June 29, 2007

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm